UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 0-27782

DIME COMMUNITY BANK KSOP
 (Full Title of the Plan)

Dime Community Bancshares, Inc.
300 Cadman Plaza West, 8th Floor, Brooklyn, NY 11201
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

Dime Community Bank KSOP

Financial Statements as of December 31, 2019 and 2018,
and for the Year Ended December 31, 2019,
Supplemental Schedule as of December 31, 2019,
and Report of Independent Registered Public Accounting Firm

DIME COMMUNITY BANK KSOP TABLE OF CONTENTS

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of Dime
Community Bank KSOP and the Employee Benefits Committee and the
Audit Committee of Dime Community Bank
300 Cadman Plaza West, 8th Floor
Brooklyn, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Dime Community Bank KSOP (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of Dime Community Bank KSOP’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2009.

New York, New York
June 26, 2020

DIME COMMUNITY BANK KSOP STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
Participant directed investments, at fair value:
Mutual funds	$38,722,263	$31,428,600
Stable value collective trust	14,194,248	13,613,196
Employer stock	42,970,958	41,878,963
Total investments at fair value	95,887,469	86,920,759

Employer contributions receivable	1,207,681	1,045,210
Participant contributions receivable	85,431	-
Notes receivable from participants	1,069,741	1,007,938
Other receivables	-	11,965
Total receivables	2,362,853	2,065,113

Other liabilities	-	805

NET ASSETS AVAILABLE FOR BENEFITS	$98,250,322	$88,985,067

See notes to financial statements.

DIME COMMUNITY BANK KSOP STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2019

2019
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$15,901,178
Interest and dividend income	2,015,467
Total investment income	17,916,645

Contributions:
Employer contributions	1,730,893
Participant contributions	2,655,011
Rollover contributions	1,967,517
Total contributions	6,353,421

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	14,924,842
Administrative expenses	79,969
Total deductions	15,004,811

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	9,265,255

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	88,985,067

End of year	$98,250,322

See notes to financial statements.

DIME COMMUNITY BANK KSOP NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019

1.  DESCRIPTION OF PLAN

The following is a brief description of the Dime Community Bank KSOP (the “Plan”).  This description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

a.
General – The Plan is a defined contribution plan covering all eligible employees. The Compensation and Human Resources Committee, comprised of members of the Board of Directors and management of the Dime Community Bank (the "Bank" or "Plan Sponsor"), oversees the operation and administration of the Plan.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Bank is a wholly owned subsidiary of Dime Community Bancshares, Inc. (the “Company”).

Effective February 1, 2019, the trustee and record keeping services for the Plan were transferred to Principal Financial Group.

b.
Eligibility and Participation – Participation in the Plan is voluntary.  Employees shall become eligible if he or she has completed a period of service of at least one month. An employee is not an eligible employee if he or she is in an excluded class identified in the plan document.

c.
Contributions – Contributions are subject to certain limitations. Employee contributions of up to 100% of compensation, as defined in the Plan document, are permitted. Employee contributions are subject to IRS contributions limits of $19,000 for elective deferrals and $6,000 for catch-up contributions for the year ended December 31, 2019. The Plan features 3% pre-tax automatic enrollment upon eligibility, unless the employee elects to opt-out, for employees hired on or after January 1, 2017.

The Plan allows for employer discretionary profit sharing contributions of up to 3% of eligible compensation by the Plan Sponsor. No contributions were made to the Plan for the year ended December 31, 2019.

The plan allows for an employer matching contribution.  Effective January 1, 2019, the Plan matched 50% of employee contributions up to 4% of eligible compensation.

The Bank makes a 3% safe harbor employer contribution annually to maintain the Plan’s Safe Harbor status. The annual safe harbor employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year.  A contribution of $1,180,510 was made in March 2020, reflecting benefits for the year ended December 31, 2019.

Participants may also contribute amounts representing distributions from other qualified plans.

d.
Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contributions, the Company's or Bank’s contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.
Vesting – All participants are 100% vested in the value of both participant and safe harbor employer contributions to the Plan, and any investment income that these investments may earn.  Participant contributions, safe harbor employer contributions, and earnings thereon are non-forfeitable.

Participants vest in both employer discretionary and matching contributions as set forth in the following schedule.

Years of Service	Vested Percentage
Less than 2	0%
Less than 3 but more than 2	20
Less than 4 but more than 3	40
Less than 5 but more than 4	60
Less than 6 but more than 5	80
6 or more	100

f.
Investment Options – Participants direct the investment of both their existing individual account balances and their contribution amounts into various options offered by the Plan.  As of December 31, 2019, there were twenty-three diversified registered mutual fund investment options available in the Plan, employer stock and a stable value fund.

All investment options are participant directed. Effective February 1, 2019, Principal Trust Company ("Principal" or "Trustee") acts as trustee for the Plan. Prior to February 1, 2019, Pentegra Asset Management acted as the trustee for the Plan.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above investment options in multiples of 1%, at the election of the participant.

g.
Notes Receivable from Participants – Notes receivable from participants (or “Participant loans”) are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Participant loans are permitted, subject to current Internal Revenue Service ("IRS") statutes and regulations.  Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000.  Participants are permitted a maximum of two loans at any time under the Plan.  Interest charged is fixed for the entire term of the loan and is commensurate with the interest rate then being charged in the area of the Plan Sponsor for loans made under similar circumstances.  The maximum loan term for the purchase of a principal residence may not exceed fifteen years and loans for any other reason may not exceed five years.  At the time of origination, the loans are funded through a reduction of benefit balances existing in the recipients’ participant accounts.  Loan repayments are made by automatic payroll deductions and are fully applied back into the recipients’ participant benefit accounts. Participant loans that are delinquent or unpaid at the time of participant termination from the Plan are considered deemed distributions and reclassified as participant distributions based upon the terms of the Plan document.

The following is a reconciliation of activity for notes receivable from participants:

At or for the Year Ended December 31, 2019
Balance at the beginning of the period	$1,007,938
Loans originated	668,269
Loan repayments*	(606,466)
Balance at the end of the period	$1,069,741
* Total loan repayments of $606,466 included $328,810 of principal repayments and $277,656 of loan defaults, during the year ended December 31, 2019. Interest on participant loans totaled $54,073.

h.
Payment of Benefits – On termination of services due to death, disability, or retirement, or for termination of service for other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested balance in his or her account, or annual installments over a period not to exceed the participant’s life expectancy (or the assumed life expectancy of the participant and his or her beneficiary).

i.
Plan Termination – Although the Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participant accounts will become fully vested.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are as follows:

a.
Basis of Accounting – The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b.
Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from those estimates.

c.
Risks and Uncertainties – The Plan provides for various investment options.  Investments, in general, are exposed to various risks, such as interest rate, credit, and liquidity risks and overall market volatility.  Due to the level of risk associated with certain investments, and the sensitivity of certain fair values to changes in the valuation assumptions, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

d.
Investment Valuation and Income Recognition – The Plan's investments are stated at fair value.  All mutual fund investments of the Plan are publicly registered and traded on national securities exchanges, and are therefore carried at fair value based on their quoted market prices at the end of the year (level 1 inputs).

The Plan's Stable Value Collective Trust Fund investment (the "Fund") is measured at Net Asset Value (“NAV”), as reported by the manager of the Fund, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The

Fund provides for daily redemptions by the Plan participants. Full liquidation of the Fund requires a twelve-month advance notification.  There are no other redemption restrictions, provisions or advance notification requirements.

The employer stock, which is publicly traded, is carried at fair value based upon its quoted market price at the end of the year (level 1 input).  At December 31, 2018, the Plan held 2,466,370 shares of employer stock valued at $16.98, the closing price of Company common stock on December 31, 2018. At December 31, 2019, the Plan held 2,057,011 shares of employer stock valued at $20.89, the closing price of Company common stock on December 31, 2019.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Net investment gain consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Purchases and sales are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.  Realized gains and losses from securities transactions are recorded on the average cost basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.
Administrative Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustee to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustee, shall be paid from the Plan or from such investment account to which such expenses directly relate.  The Bank may charge participants all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

f.	Payment of Benefits - Benefits are recorded when paid.

3.  FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification ("ASC") 820 the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; or Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at the dates indicated.

		Fair Value Measurements at December 31, 2019 Using
Investment Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$38,722,263	$38,722,263	$-	$-
Stable Value Collective Trust Fund(1)	14,194,248	-	-	-
Employer stock	42,970,958	42,970,958	-	-
TOTAL	$95,887,469
(1)
Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

There were no transfers between Level 1 and Level 2 during 2019.
		Fair Value Measurements at December 31, 2018 Using
Investment Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$31,428,600	$31,428,600	$-	$-
Stable Value Collective Trust Fund(1)	13,613,196	-	-	-
Employer stock fund	41,878,963	41,878,963	-	-
TOTAL	$86,920,759
(1)
Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain administrative functions are performed by officers and employees of the Company or the Bank.  No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

At December 31, 2019 and 2018, the Plan held 2,057,011 and 2,466,370 shares, respectively, of common stock of the Company.  Dividend income received on these shares of common stock totaled $1,243,462 during the year ended December 31, 2019.

Notes receivable from participants reflect party-in-interest transactions.

The Plan's payments of administrative expenses for recordkeeping fees to Pentegra Services, Inc. in the amount of $2,926 and to Principal in the amount of $77,043 also qualify as party-in-interest transactions.  Certain administrative fees are paid by the Plan Sponsor. Investment management fees, which are considered party-in-interest transactions, are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

5.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 2013 that the Plan complies with applicable sections of the Internal Revenue Code (the “Code”). Although the Plan has been amended and restated since that date, including providing for the merger of the ESOP with and into the Plan, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities, however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

6.  SUBSEQUENT EVENT

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which has spread to most countries, including the United States. The pandemic has adversely affected economic activity globally, nationally and locally.

In March 2020, the United States declared a National Public Health Emergency in response to the COVID-19 pandemic. In an effort to mitigate the spread of COVID-19, local state governments, including New York (in which the Bank has retail banking offices), have taken preventative or protective actions such as travel restrictions, advising or requiring individuals to limit or forego their time outside of their homes, and other forced closures for certain types of non-essential businesses. The impact of these actions is expected to continue to have an adverse impact on the economies and financial markets in the United States.

The Coronavirus Aid, Relief and Economic Security (“CARES”) Act was signed into law at the end of March 2020.  The CARES Act is intended to provide relief and prevent a severe economic downturn. The stimulus package includes direct financial aid to American families and economic stimulus to significantly impacted industry sectors. The package also includes extensive emergency funding for hospitals and providers.

Subsequent to the impact of the pandemic, the market values of the investments of the Plan have been volatile. It is reasonably possible that there will be material, adverse impacts to the Plan Sponsor’s business operations and financial results, which may have an impact of the valuation on shares of the common stock of the Company. The Plan Sponsor monitors the performance of plan investments on a quarterly basis.

SUPPLEMENTAL SCHEDULE

DIME COMMUNITY BANK KSOP SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019

Name of plan sponsor:	Dime Community Bank
Employer identification number:	11-0685750
Three-digit plan number:	002

(a)	(b)	(c)	(d)	(e)
Party In				Current
Interest	Identity of Issue	Description of Investments	Cost	Value
	REGISTERED MUTUAL FUNDS:
	American Beacon Funds	Large Cap Value Fund	**	$2,091,868
	Dimensional Fund Advisors	US Small Cap I Fund	**	3,858,908
	The American Funds	Europacific Growth R6 Fund	**	1,733,104
	T Rowe Price Funds	Blue Chip Growth I Fund	**	3,800,583
	Dodge & Cox Funds	Income Fund	**	3,313,786
	Vanguard Group	REIT Index Admiral Fund	**	873,363
	Vanguard Group	Inflation-Protected Securities Fund	**	397,781
	Vanguard Group	Target Retirement Income Fund	**	1,604,182
	Vanguard Group	Target Retirement 2015 Fund	**	801,439
	Vanguard Group	Target Retirement 2020 Fund	**	2,022,888
	Vanguard Group	Target Retirement 2025 Fund	**	1,325,343
	Vanguard Group	Target Retirement 2030 Fund	**	4,948,369
	Vanguard Group	Target Retirement 2035 Fund	**	598,647
	Vanguard Group	Target Retirement 2040 Fund	**	655,453
	Vanguard Group	Target Retirement 2045 Fund	**	742,226
	Vanguard Group	Target Retirement 2050 Fund	**	546,878
	Vanguard Group	Target Retirement 2055 Fund	**	429,272
	Vanguard Group	Target Retirement 2060 Fund	**	202,982
	Vanguard Group	Target Retirement 2065 Fund	**	44,482
	Fidelity Investments	US Bond Index Fund	**	220,541
	Fidelity Investments	Extended Market Index Fund	**	2,020,541
	Fidelity Investments	500 Index Fund	**	6,467,345
	Fidelity Investments	Management and Research	**	22,282
	Total Registered Mutual Funds			$38,722,263
	STABLE VALUE COLLECTIVE TRUST FUND:
	Wells Fargo	Wells Fargo Stable Value Class C Fund	**	$14,194,248
	EMPLOYER STOCK:
*	Dime Community Bancshares, Inc.	Shares of common stock	**	42,970,958
	PARTICIPANT LOANS:
*		Participant Loans Receivable (interest rates ranging from 4.25% to 6.50%)	**	1,069,741
		TOTAL		$96,957,210

*	Party-in-interest.
**	Cost information is not required for participant directed investments and, therefore, is not included.

INDEX TO EXHIBITS

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancshares, Inc. (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 26, 2020	/s/ KENNETH J. MAHON
Kenneth J. Mahon
Chief Executive Officer

Dated: June 26, 2020	/s/ AVINASH REDDY
Avinash Reddy
Senior Executive Vice President and Chief
Financial Officer